March 3, 2025

Tayfun Tuzun
Chief Financial Officer
Bank of Montreal
100 King Street West, 1 First Canadian Place
Toronto, Ontario, Canada M5X 1A1

       Re: Bank of Montreal
           Form 40-F for Fiscal Year Ended October 31, 2024
           File No. 001-13354
Dear Tayfun Tuzun:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 40-F for Fiscal Year Ended October 31, 2024
Note 10: Acquisitions, page 171

1. We note your disclosure that upon announcement of the agreement to acquire Bank of the West, you entered into interest rate swaps and purchased a portfolio of matched duration U.S. Treasuries and other instruments to economically hedge the impact of interest rates on your capital ratios at close. We also note that subsequently on close, you placed the majority of these U.S. Treasuries and other instruments in fair value hedge relationships with new interest rate swaps. Please respond to the following for us:
           Summarize your accounting analysis for these events and cite the authoritative guidance on which you relied for your conclusions.
           Quantify the related mark-to-market gains recognized in net interest income and non-interest revenue for the quarterly and annual periods ended between
           December 20, 2021 and February 1, 2023.
           Tell us what you mean by    the interest rate swaps were
neutralized" at the time of
           close and "(t)he fair value hedges, coupled with other actions taken to manage our
 March 3, 2025
Page 2

           interest rate risk profile to its target position, crystallized a $
5.7 billion loss on
           these instruments."
             Tell us how you accounted for the related U.S. Treasuries and other instruments prior to and after the close of the acquisition.
             Clarify in more detail the amounts and related durations of the U.S. Treasuries and other instruments purchased upon the announcement of the acquisition.
             Describe how you assessed the hedge effectiveness of the new interest rate swaps, quantify the gains (losses) on these swaps used to calculate hedge ineffectiveness for years ended October 31, 2023 and 2024, and tell us the remaining term to maturity of these swaps.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Mengyao Lu at 202-551-3471 or Lory Empie at 202-551-3714 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Finance